Exhibit 21.1

SUBSIDIARIES
Name	Jurisdiction
Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.	China
August Technologies Corporation	Minnesota